FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed, or made available from its web-site, to its security holders either or both of the following two documents:

(1)	Interim Report for 2006 (as of September 30, 2006) relative to the 138th Fiscal Period; original prepared and distributed in the Japanese language which is not attached hereto as the Semi-Annual Report referred to in (2) below is the English translation of (1) (except that (1) does not include the charts which are indicated in U.S. dollars and the names and the addresses of the depositaries and that (2) does not include the explanation for the shareholders in Japan regarding the receipt of the dividends);

(2)	Semi-Annual Report 2007 for the six-month period ended September 30, 2006, prepared in the English language, which is attached hereto and constitutes a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: December 19, 2006	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

To All Our Stakeholders

Board of Directors
Back row, from left :	Yoshinori Komamura, Masahiro Yoneyama, Hajime Sasaki, Toshio Morikawa, Morio Ikeda, Yasuo Suzuki
Front row, from left :	Kunio Noji, Toshitaka Hagiwara, Masahiro Sakane, Kunihiko Komiyama

Consolidated	< U.S. GAAP >

Net sales	¥941.1 billion	(Up 16.2)%
Operating income*	¥122.2 billion	(Up 37.3)%
Income before income taxes, minority interests and equity in earnings	¥117.6 billion	(Up 38.2)%
Net income	¥67.2 billion	(Up 12.4)%

[Sales by Operation]

Construction and Mining Equipment	¥738.6 billion	(Up 20.1)%
Industrial Machinery, Vehicles and Others	¥147.8 billion	(Up 5.2)%
Electronics	¥54.6 billion	(Up 1.1)%

Non-consolidated

Net sales	¥355.7 billion	(Up 22.3)%
Operating profit	¥39.0 billion	(Up 73.4)%
Ordinary profit	¥45.5 billion	(Up 85.6)%
Net income	¥30.7 billion	(Up 117.2)%

Notes:	1. Yen figures of less than one hundred million are omitted.
2. Changes(%) from the previous interim period.

For the interim period ended September 30, 2006, we are very pleased to report the fifth consecutive interim period of growth in sales and profits of the Komatsu Group, which also represents record-high 6-month figures. These excellent results were driven by a continued improvement of our construction and mining equipment business as well as good results of our industrial machinery, vehicles and others business.

Interim Results

Consolidated net sales for the interim period under review expanded 16.2% over the previous interim period, to ¥941.1 billion (US$7,976 million, at US$1=¥118). As demand for construction and mining equipment continued to expand around the world, we stepped up sales of the construction and mining equipment business by not only expanding our production capacity, but also working to boost sales of renewed models compliant with new emission regulations of the United States, Europe and Japan, to realize selling prices and to reinforce product support capabilities. In the industrial machinery, vehicles and others business, we expanded sales of industrial machinery and forklift trucks, in particular, by capitalizing on strong private-sector capital outlays. Sales of the electronics business also improved over the interim period a year ago, as the silicon wafer market remained buoyant.

        Operating income* reached ¥122.2 billion (US$1,036 million) for the interim period, registering substantial growth of 37.3% from the previous interim period. Operating income ratio amounted to 13.0%, up 2.0 percentage points from a year ago. Improved profitability is supported by not only expanded sales of the construction and mining equipment business and the industrial machinery, vehicles and others business, but also increased selling prices in Japan and overseas. This outstanding improvement of operating income was reflected by income before income taxes advancing to ¥117.6 billion (US$997 million), up 38.2% over the last corresponding period. As a result, net income for the interim period climbed 12.4% over the previous interim period, to ¥67.2 billion (US$570 million).

*	Starting in the interim period under review, Komatsu expresses operating income in accordance with U.S. GAAP. To ensure accurate comparison, we are also indicating operating income for the corresponding period a year ago by recalculating it in accordance with U.S. GAAP.

On a non-consolidated basis, interim sales expanded to ¥355.7 billion (US$3,015 million), up 22.3% over the corresponding period a year ago, supported by strong sales of large presses which feature AC Servo technologies in addition to brisk exports of construction and mining equipment. Ordinary profit and net income for the interim period reached ¥45.5 billion (US$386 million) and ¥30.7 billion (US$260 million), up 85.6% and 117.2%, respectively, from the previous interim period. As a result, we recorded the fourth consecutive interim period of improvement in both sales and profits.

Interim Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher. So, at the Board of Directors meeting held on October 31, we decided on ¥13 for interim cash dividend per share, an increase of ¥5 from the previous interim dividends.

Outlook for the Fiscal Year ending March 31, 2007

While there are some concerns such as slowing housing starts in North America, we are projecting that the construction and mining equipment market will continue to enjoy firm demand from growth in infrastructure and burgeoning resource development projects around the world. Under such an environment, we are well prepared to concert our efforts on the market introduction and sales promotion of our DANTOTSU products with advanced features in the areas of environmental friendliness, safety and IT. At the same time, we will also continue to expand our production capacity both in Japan and overseas. In North America and Europe, following Japan and China, we have already launched the models equipped with KOMTRAX (Komatsu Machine Tracking System) as a standard feature. Therefore, we are making effective utilization of the information gained from KOMTRAX to reform our production, sales and inventories, reinforce our product support capability and incorporate in product development. To further enhance our position in the global marketplace, we are focusing our efforts to strengthen our production, sales and service capabilities in the Greater Asia region as an important growth market.

In the industrial machinery, vehicles and others business, respective Komatsu Group companies are working to improve their profitability by launching products with outstanding advantages and thus differentiate themselves from competitors. With respect to large presses for which we are expecting a high level of orders into the future, we are going to expand our production capacity by ensuring the scheduled start-up of a new plant in January 2007. In October this year, we decided to acquire 20.4% of the shares of NIPPEI TOYAMA CORPORATION which manufactures and sells transfer machines for use in the machining process of automobile engines, grinding and other machines. By leveraging this acquisition, we are going to further reinforce our sheet metal and machine tool operations.

Also in October this year, Komatsu transferred 51% of the outstanding shares of Komatsu Electronic Metals to SUMCO CORPORATION. The Komatsu Group remains committed to focused allocation of management resources to the “industrial-use machinery” sector in the broad sense of the term, including construction and mining equipment, forklift trucks and sheet metal and forging machinery in order to further step up business results.

We at the Komatsu Group believe our corporate value is the total sum of trust given to us by all our stakeholders and society. To enhance this corporate value, we have defined the following two management goals.

1) To maintain industry’s top-level profitability and financial position, and to enhance our position in the global marketplace, especially in the Greater Asia region: and

2) To continue our management practices by keeping in mind market value which reflects the amount of trust given to us by society and shareholders.

To accomplish these two goals, we have been working on the second-stage Reform of Business Structure project. Specifically, we are going to advance reforms on a global scale by incorporating IT into our value chain and by further strengthening our jobsite capabilities. By anticipating our future needs, we are also emphasizing human resource development through these reform activities, as it is human resources that support sustainable corporate growth.

The Komatsu Group is also working to strengthen its corporate governance to ensure sound and transparent management, while striving to improve management efficiency.

On behalf of the board members of Komatsu Group companies, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

December 2006

Toshitaka Hagiwara	Masahiro Sakane
Chairman of the Board	President and CEO

Review of Operations

Construction and Mining Equipment

Net Sales

Sales by Region

For the six months ended September 30, 2006

Consolidated net sales of construction and mining equipment for the interim period advanced 20.1% over the corresponding period a year ago, to ¥738.6 billion (US$6,260 million), against the backdrop of expanded market demand around the world. Mainly reflecting multiplied sales volume and realized selling prices, segment profit for the interim period accelerated 56.7% over the previous interim period, to ¥101.4 billion (US$860 million). Segment profit ratio improved to 13.7%, up 3.2 percentage points.

Japan

While Japanese public works remained slack, private-sector capital investments increased. In addition, robust exports of used equipment promoted market stock adjustment in Japan. As a result, demand for new equipment grew, especially from the rental equipment industry. Interim sales of construction and mining equipment in Japan improved 3.0% over the previous interim period, to ¥133.2 billion (US$1,129 million), supported by increased sales of used equipment in addition to expanded sales of new equipment and increased selling prices.

In the rental equipment business, Komatsu worked to further enhance management efficiency in order to improve profitability. On October 1 this year, Komatsu combined 10 consolidated rental companies in Japan and established Komatsu Rental Japan Ltd.

The Americas

North American demand remained at a high level during the interim period, driven by non-residential construction projects, highway-related works, and burgeoning resource developments in both the United States and Canada, which overrode the slowdown of U.S. housing starts. In Latin America, demand advanced particularly for mining equipment. In these conditions, the Komatsu Group worked to promote sales of renewed models which are compliant with Tier 3 emission gas regulations, while concerting its efforts to realize selling prices. The Komatsu Group also worked to reinforce sales and product support capabilities to mines in both regions. Interim sales in both North and Latin Americas reached ¥245.0 billion (US$2,076 million), up 24.7% over the interim period a year ago.

Europe & CIS

As European markets steadily expanded in tandem with growth of the European Union, the market recovery of Germany, the largest market of Europe, became very evident during the interim period. Sales in Europe for the interim period improved over the previous interim period, as the Komatsu Group worked to expand sales of large wheel loaders with enhanced performance and other products which are compliant with Stage 3 emission gas regulations, uplift production efficiency, and reinforce its distributor networks in eastern Europe, in addition to expanded markets. In CIS, demand was strong from aggressive resource development and from infrastructure development in metropolitan cities, and the Komatsu Group expanded sales. As a result, interim sales of Europe & CIS advanced 28.1% over the previous interim period, to ¥135.5 billion (US$1,148 million).

WA600 large wheel loader renewed for performance equal to one class larger models

China

The Chinese market continued to sustain a high level of growth during the interim period under review, fueled by increased civil engineering works under the regional development policy of China’s 11th five-year plan and resulting from advances of urbanization, in addition to enhanced management of mining operation and development of new mines. Under such an environment, The Komatsu Group and distributors teamed up to improve efficiency of sales and production operations based on information gained from IT deployment, concerning sales negotiations in progress and operating conditions of customers’ machines. As a result, interim sales advanced 75.9% over the corresponding period a year ago, to ¥46.8 billion (US$397 million).

A large-lot delivery of PC220 hydraulic excavators made by Komatsu Shantui Construction Machinery

Asia & Oceania

During the interim period under review, Southeast Asian demand declined from the previous interim period as mainly affected by the skyrocketed oil prices. In Indonesia, the largest market of the region, demand in the mining sector decreased, but demand from the construction, agriculture and forestry industries expanded, showing some signs of market recovery. In Oceania, demand for mining equipment remained strong. As a result, while interim sales in Asia decreased from the previous interim period, those in Oceania advanced. Combined interim sales in Asia and Oceania increased 3.9% over the corresponding period a year ago, to ¥107.6 billion (US$913 million).

The Middle East & Africa

Demand continued to expand in both regions, driven mainly by an increase in infrastructure development projects in Saudi Arabia and other oil producing countries as well as in Turkey, and growth in mining in African countries. The Komatsu Group concerted efforts to carry out aggressive sales activities and improve and reinforce product support capabilities, and accelerated sales to ¥70.3 billion (US$596 million) for the interim period, registering a gain of 32.4% over the corresponding period last year.

Industrial Machinery, Vehicles and Others

Net Sales

Komatsu Machinery’s new production facility for LCD manufacturing-related equipment

Interim sales of this business segment advanced 5.2% over the previous interim period, to ¥147.8 billion (US$1,253 million), supported by good business performance of forklift trucks and industrial machinery. Segment profit for the interim period reached ¥13.9 billion (US$118 million), up 29.8% over the corresponding period last year. Segment profit ratio for the interim period improved to 9.4%, an increase of 1.8 percentage points.

Komatsu Forklift Co., Ltd. expanded interim sales by aggressively promoting sales of forklift trucks, centering on its flagship LEO-NXT-V series, in the Middle East, CIS and other markets. In August this year, Komatsu bought 35% of the shares of Komatsu Forklift held by Linde AG of Germany, transforming Komatsu Forklift into a wholly owned subsidiary.

Interim sales of the industrial machinery business increased from the previous interim period, driven by excellent sales of large presses, sheet metal and metal forging machines, machine tools and other machines against the backdrop of strong private-sector capital investments centering on the automobile manufacturing industry. In addition, Komatsu Industries Corporation remodeled its flagship small AC Servo Press “H1F” series in September this year and worked to gain new orders.

AC Servo Press “H1F” Series made by Komatsu Industries

        Interim sales of the agricultural and forestry equipment business of Komatsu Zenoah Co. increased over the previous interim period, as the company worked to expand export sales. In September this year, Komatsu reached a basic agreement with Husqvarna AB of Sweden for the sale of this business of Komatsu Zenoah. Komatsu and Husqvarna have started negotiations for the formal contract.

Electronics

Net Sales

Silicon wafers made by Komatsu Electronic Metals

Interim sales from the electronics segment increased 1.1% over the previous interim period, to ¥54.6 billion (US$463 million), supported by excellent performance of the silicon wafer business which offset a drop in sales as affected by the sale of the polycrystalline silicon business completed in the previous fiscal year. Segment profit for the interim period reached ¥9.7 billion (US$83 million), registering a sharp increase of 75.1%, and segment profit ratio improved to 17.8%, up 7.5 percentage points from the previous interim period.

During the interim period under review, the silicon wafer market sustained good conditions. Komatsu Electronic Metals Co., Ltd. (KEM) boosted sales of 300-mm wafers for which KEM had expanded its production capacity, while recording excellent sales of 200-mm and smaller wafers. Sales of KEM for the interim period increased sharply over the corresponding period a year ago.

Komatsu accepted SUMCO CORPORATION’s tender offer for KEM and transferred 51% of the shares of KEM held by Komatsu. Komatsu had held 61.93% before the tender offer. (The transfer was completed on October 18, 2006.)

Note:	As a result of the completion of the tender offer, KEM and its subsidiaries are no longer consolidated subsidiaries of Komatsu. For the full fiscal year ending March 31, 2007, Komatsu will state the gain on the sale of KEM and the operation results of KEM and its subsidiaries as a separate line item, “Net income from discontinued operations,” in the Consolidated Statements of Income in accordance with Statement of Financial Accounting Standards No. 144 of U.S. GAAP.

Communicating with Shareholders and Investors

As part of communication efforts with shareholders and investors, we disclose a variety of information on our website. In the “Investor Relations” section, you can check our latest business results as well as the trend of our performance to date. We also offer video presentations with the sound, including an interview with Masahiro Sakane, President and CEO of Komatsu Ltd., to promote a better understanding of the company.

Top page of our investor relations section

Click the “Investor Relations” tab, and you will see this page with the latest news of our IR-related events.

IR Info

We provide the most recent and past annual reports and news releases for quarterly, interim and full-year business results. We also offer graphs and charts for key items, such as sales, segment profit and cash dividends, for year-to-year comparisons. When you view them, you can also choose the presentation from a variety of categories, depending on your needs and interest. The categories include: “by division,” “by region,” “by quarter,” and “by fiscal year.” Starting from the current fiscal year, our website also provides Komatsu’s stock price on a 20-minute delayed real-time basis.

Interview with the President

This is a video presentation, on a quarterly basis, in which Masahiro Sakane, President and CEO, describes the most recent business results and topics in an interview format. This is part of our efforts to help shareholders and investors feel familiar with the president. At the start of each interview, we introduce a variety of involvements in society.

Analyst Meetings:

Hand-out Materials and Q&A Memos

We hold quarterly meetings with securities analysts and investors on the day we announce our business results. To ensure fair disclosure of information, we provide the same hand-out materials used in the meetings and memos of main questions and answers.

Wins the Top Award for Disclosure of Financial Information

We won the Best Disclosure Award of the Security Analyst Association of Japan in the machinery sector in October this year, marking our second consecutive time to win and the sixth time in total. We are pleased that our daily efforts regarding information disclosure are highly appreciated by security analysts.

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and subsidiaries

As of September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Assets
Current assets
Cash and cash equivalents	¥84,100	¥85,076	$712,712
Time deposits	182	77	1,542
Trade notes and accounts receivable—less allowance for doubtful receivables	432,452	351,397	3,664,847
Inventories	419,980	337,679	3,559,153
Other current assets	117,041	105,318	991,873

Total current assets	1,053,755	879,547	8,930,127

Long-term trade receivables	61,788	71,786	523,627

Investments	122,793	100,225	1,040,619

Property, plant and equipment—less accumulated depreciation	427,369	375,169	3,621,771

Other assets	96,325	106,251	816,314

Total*	¥1,762,030	¥1,532,978	$14,932,458

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (including current maturities of long-term debt)	¥209,645	¥184,994	$1,776,652
Trade notes and accounts payable	348,154	286,527	2,950,458
Income taxes payable	33,270	23,593	281,949
Other current liabilities	177,131	154,479	1,501,110

Total current liabilities	768,200	649,593	6,510,169

Long-term liabilities	266,102	287,478	2,255,102

Minority interests	44,530	43,465	377,373

Shareholders’ equity
Common stock	67,870	67,870	575,170
Capital surplus	136,414	136,172	1,156,051
Retained earnings	457,210	353,385	3,874,661
Accumulated other comprehensive income (loss)	25,276	(458)	214,203
Treasury stock	(3,572)	(4,527)	(30,271)

Total shareholders’ equity*	683,198	552,442	5,789,814

Total	¥1,762,030	¥1,532,978	$14,932,458

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥2,518	¥(13,280)	$21,339
Net unrealized holding gains on securities available for sale	34,093	26,619	288,924
Pension liability adjustments	(10,860)	(13,177)	(92,034)
Net unrealized holding gains (losses) on derivative instruments	(475)	(620)	(4,026)

Note:	The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made at the rate of ¥ 118 to $1, the approximate rate of exchange at September 30, 2006.

*	Trade notes and accounts receivable as well as inventories grew in response to expanded marketing and manufacturing operations, which were implemented to meet thriving demand. Fixed assets also increased, reflecting proactive capital investments. Meanwhile, shareholders’ equity increased due mainly to expanded profits, resulting in the growth of shareholders’ equity ratio to 38.8%.

Consolidated Statements of Income (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen (except per share amounts)		Thousands of U.S. dollars (except per share amounts)
	2007	2006	2007
Net sales*	¥941,162	¥809,709	$7,975,949
Cost of sales	671,173	595,472	5,687,907
Selling, general and administrative expenses	146,966	134,538	1,245,474
Other operating income (expenses)	(774)	9,314	(6,560)

Operating income*	122,249	89,013	1,036,008

Other income (expenses)
Interest and dividend income	4,179	3,357	35,415
Interest expense	(7,484)	(6,086)	(63,424)
Other—net	(1,295)	(1,148)	(10,974)

Other income (expenses)	(4,600)	(3,877)	(38,983)

Income before income taxes, minority interests and equity in earnings of affiliated companies*	117,649	85,136	997,025
Income taxes	45,134	20,849	382,492
Minority interests in income of consolidated subsidiaries	(6,623)	(5,027)	(56,127)
Equity in earnings of affiliated companies	1,316	536	11,153

Net income*	¥67,208	¥59,796	$569,559

Net income per share:
Basic	¥67.65	¥60.27	57.33 ¢
Diluted	¥67.51	¥60.18	57.21 ¢
Dividends per share	¥10.00	¥6.00	8.47 ¢

Notes:	1.	Starting from the first half period ended September 30, 2006, Komatsu changed its form of consolidated statement of income from single- to multiple-step.
Operating income is expressed in conformity with U.S. GAAP. The consolidated statement of income for the six months ended September 30, 2005 reflects the reclassification of the change.
2.

In consolidation, dividends per share have been calculated based on dividends paid in each fiscal year.

As for fiscal 2007, interim dividend payment of ¥13 per share has been approved by the Board of Directors of the Company.

*	Komatsu recorded the fifth consecutive interim period of growth in sales and profits, supported by improved results of the Industrial Machinery, Vehicles and Others segment, in addition to accelerated performance of the Construction and Mining Equipment segment, centering on export sales. Operating income ratio improved to 13.0%, up 2.0 percent points from the corresponding period a year ago.

Consolidated Statement of Shareholders’ Equity (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Common stock
Balance, beginning of period	¥67,870	¥67,870	$575,170
Balance, end of period	¥67,870	¥67,870	$575,170

Capital surplus
Balance, beginning of period	¥136,137	¥135,792	$1,153,703
Sales of treasury stock	36	380	305
Issuance of stock acquisition rights	265	—	2,246
Stock issue cost	(24)	—	(203)
Balance, end of period	¥136,414	¥136,172	$1,156,051

Retained earnings, appropriated for legal reserve
Balance, beginning of period	¥23,416	¥22,341	$198,441
Transfer from unappropriated retained earnings	519	354	4,398
Balance, end of period	¥23,935	¥22,695	$202,839

Unappropriated retained earnings
Balance, beginning of period	¥376,522	¥277,196	$3,190,864
Net income	67,208	59,796	569,559
Cash dividends paid	(9,936)	(5,948)	(84,203)
Transfer to retained earnings appropriated for legal reserve	(519)	(354)	(4,398)
Balance, end of period	¥433,275	¥330,690	$3,671,822

Accumulated other comprehensive income (loss)
Balance, beginning of period	¥23,095	¥(21,485)	$195,720
Aggregate adjustment for the period resulting from translation of foreign currency financial statements	4,758	8,881	40,322
Increase (decrease) in net unrealized holding gains on securities available for sale	(2,817)	8,014	(23,873)
Adjustment for the period of pension liability	439	4,163	3,720
Increase (decrease) in net unrealized holding losses on derivative instruments	(199)	(31)	(1,686)
Balance, end of period	¥25,276	¥(458)	$214,203

Treasury stock
Balance, beginning of period	¥(4,043)	¥(4,570)	$(34,263)
Purchase of treasury stock	(432)	(1,711)	(3,661)
Sales of treasury stock	903	1,754	7,653
Balance, end of period	¥(3,572)	¥(4,527)	$(30,271)

Total shareholders’ equity	¥683,198	¥552,442	$5,789,814

Disclosure of comprehensive income
Net income	¥67,208	¥59,796	$569,559
Other comprehensive income, net of tax	2,181	21,027	18,483

Comprehensive income	¥69,389	¥80,823	$588,042

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and subsidiaries

For the six months ended September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Operating activities
Net income	¥67,208	¥59,796	$569,559
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,759	34,388	328,466
Deferred income taxes	6,547	(6,318)	55,483
Net loss (gain) from sale of investment securities and subsidiaries	676	(19,506)	5,729
Net loss (gain) on sale of property	64	(465)	542
Loss on disposal of fixed assets	885	1,718	7,500
Impairment loss on long-lived assets held for use	2	1,809	17
Pension and retirement benefits—net	1,074	1,040	9,102
Changes in assets and liabilities:
Increase in trade receivables	(17,936)	(20,821)	(152,000)
Increase in inventories	(45,207)	(28,084)	(383,110)
Increase in trade payables	39,782	19,245	337,136
Increase (decrease) in income taxes payable	(3,977)	10,399	(33,703)
Other—net	14,635	5,525	124,025

Net cash provided by operating activities*	102,512	58,726	868,746

Investing activities
Capital expenditures	(63,945)	(50,100)	(541,907)
Proceeds from sale of property	5,188	5,488	43,966
Proceeds from sale of available for sale investment securities	249	2,851	2,110
Purchases of available for sale investment securities	(2,538)	(2,415)	(21,508)
Proceeds from sale of subsidiaries, net of cash disposed	—	25,195	—
Acquisition of subsidiaries, net of cash acquired	(11,321)	920	(95,940)
Collection of loan receivables	3,058	6,936	25,915
Disbursement of loan receivables	(2,625)	(8,163)	(22,246)
Decrease (increase) in time deposits	(128)	(23)	(1,085)

Net cash used in investing activities*	(72,062)	(19,311)	(610,695)

Financing activities
Proceeds from long-term debt	7,446	12,230	63,102
Repayments on long-term debt	(22,312)	(52,406)	(189,085)
Increase (decrease) in short-term debt—net	13,476	(1,022)	114,203
Repayments of capital lease obligations	(5,752)	(5,137)	(48,746)
Sale of treasury stock—net	471	42	3,992
Dividends paid	(9,936)	(5,948)	(84,203)

Net cash used in financing activities*	(16,607)	(52,241)	(140,737)

Effect of exchange rate change on cash and cash equivalents	260	392	2,203

Net increase (decrease) in cash and cash equivalents	14,103	(12,434)	119,517
Cash and cash equivalents, beginning of period	69,997	97,510	593,195

Cash and cash equivalents, end of period	¥84,100	¥85,076	$712,712

*	With the resource of excellent cash flows from operating activities, Komatsu increased the amount of dividends, proactively strengthened its production capacities in Japan and overseas and made investments to enhance productivity.

Consolidated Business Information (Unaudited)

Komatsu Ltd. and subsidiaries

As of September 30, 2006 and 2005 as well as for the six months ended September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

<Information by Business Unit>

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Net sales:
Construction and mining equipment	¥750,538	¥623,753	$6,360,492
Industrial machinery, vehicles and others	197,466	178,120	1,673,441
Electronics	54,660	54,064	463,220

Total	1,002,664	855,937	8,497,153
Elimination	(61,502)	(46,228)	(521,204)

Consolidated	¥941,162	¥809,709	$7,975,949

Segment profit:
Construction and mining equipment	¥101,462	¥64,732	$859,847
Industrial machinery, vehicles and others	13,940	10,737	118,136
Electronics	9,752	5,569	82,644

Total	125,154	81,038	1,060,627
Corporate expenses and elimination	(2,131)	(1,339)	(18,059)

Consolidated segment profit	123,023	79,699	1,042,568

Other operating income (expenses)	(774)	9,314	(6,560)

Operating income	122,249	89,013	1,036,008

Interest and dividend income	4,179	3,357	35,415
Interest expense	(7,484)	(6,086)	(63,424)
Other-net	(1,295)	(1,148)	(10,974)

Income before income taxes, minority interests and equity in earnings of affiliated companies	¥117,649	¥85,136	$997,025

Identifiable assets:
Construction and mining equipment	¥1,250,029	¥1,062,376	$10,593,466
Industrial machinery, vehicles and others	277,726	238,441	2,353,610
Electronics	139,919	121,261	1,185,755

Total	1,667,674	1,422,078	14,132,831
Corporate assets and elimination	94,356	110,900	799,627

Consolidated	¥1,762,030	¥1,532,978	$14,932,458

Depreciation and amortization:
Construction and mining equipment	¥28,346	¥23,605	$240,221
Industrial machinery, vehicles and others	3,915	3,818	33,178
Electronics	6,029	6,361	51,093

Consolidated	¥38,290	¥33,784	$324,492

Capital expenditures:
Construction and mining equipment	¥46,172	¥42,378	$391,288
Industrial machinery, vehicles and others	9,317	6,418	78,958
Electronics	15,893	12,555	134,686

Consolidated	¥71,382	¥61,351	$604,932

Note:   Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

<Geographic Information>

Net sales to customers recognized by sales destination for the six months ended September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Japan	¥252,045	¥249,775	$2,135,975
The Americas	275,843	225,500	2,337,652
Europe and CIS	145,896	114,272	1,236,407
China	59,101	38,185	500,856
Asia (excluding Japan, China) and Oceania	134,150	124,917	1,136,864
The Middle East and Africa	74,127	57,060	628,195

Consolidated	¥941,162	¥809,709	$7,975,949

Net sales recognized by geographic origin and property, plant and equipment at September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Net sales:
Japan	¥376,598	¥352,370	$3,191,508
U.S.A.	267,677	222,030	2,268,449
Europe	133,595	104,743	1,132,161
Others	163,292	130,566	1,383,831

Consolidated	¥941,162	¥809,709	$7,975,949

Property, plant and equipment:
Japan	¥307,044	¥288,638	$2,602,068
U.S.A.	52,754	43,218	447,068
Europe	21,912	17,290	185,695
Others	45,659	26,023	386,940

Consolidated	¥427,369	¥375,169	$3,621,771

Note:	No individual country within Europe or other areas had a material impact on net sales or property, plant and equipment. There were no sales to a single major external customer for the six months ended September 30, 2006 and 2005, of fiscal 2007 and 2006.

<Information by Region>

For the six months ended September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Net sales:
Japan	¥587,363	¥502,850	$4,977,653
The Americas	285,044	233,708	2,415,627
Europe	150,102	118,002	1,272,051
Others	176,680	140,604	1,497,288
Elimination	(258,027)	(185,455)	(2,186,670)

Consolidated	¥941,162	¥809,709	$7,975,949

Segment profit:
Japan	¥66,238	¥37,121	$561,339
The Americas	31,465	22,911	266,653
Europe	12,239	8,065	103,720
Others	20,502	12,285	173,746
Corporate expenses and elimination	(7,421)	(683)	(62,890)

Consolidated	¥123,023	¥79,699	$1,042,568

Identifiable assets:
Japan	¥1,098,699	¥991,483	$9,311,008
The Americas	446,394	371,947	3,783,000
Europe	173,693	128,184	1,471,975
Others	229,030	164,788	1,940,932
Corporate assets and elimination	(185,786)	(123,424)	(1,574,457)

Consolidated	¥1,762,030	¥1,532,978	$14,932,458

Overseas sales:	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
The Americas	¥275,843	¥225,500	$2,337,652
	(29.3)%	(27.8)%	(29.3)%
Europe	145,896	114,272	1,236,407
	(15.5)%	(14.1)%	(15.5)%
Others	267,378	220,162	2,265,915
	(28.4)%	(27.2)%	(28.4)%

Total	689,117	559,934	5,839,974
	(73.2)%	(69.1)%	(73.2)%

Consolidated	¥941,162	¥809,709	$7,975,949

Notes:	1. Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.
2. Area segments are separated by the geographical proximity.
3. Main countries or areas of each segment above are as follows:
(1) The Americas: North America and Latin America
(2) Europe: Germany, the United Kingdom and CIS
(3) Others: China, Australia and Southeast Asia
4. Figures in the parentheses represent the percentages of overseas sales in consolidated net sales.

Non-Consolidated Balance Sheets

Komatsu Ltd.

As of September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Assets
Current assets:	¥423,703	¥405,309	$3,590,709
Cash on hand and in banks	44,619	59,493	378,134
Notes receivable	3,106	3,984	26,323
Trade accounts receivable	194,166	157,370	1,645,477
Bonds issued by affiliated companies	—	500	—
Finished products and merchandise	25,462	24,959	215,781
Materials and supplies	4,180	3,771	35,425
Work in process	36,681	32,374	310,859
Prepaid expenses	1,147	837	9,723
Deferred income taxes-current	17,128	15,916	145,158
Short-term loans receivable	62,964	74,035	533,597
Other current assets	35,281	33,006	298,995
Allowance for doubtful receivables	(1,034)	(940)	(8,766)

Fixed assets:	497,238	426,302	4,213,886
Tangible fixed assets	142,179	114,942	1,204,910
Buildings	38,475	38,262	326,061
Structures	6,820	6,945	57,801
Machinery and equipment	38,270	30,330	324,323
Vehicles and delivery equipment	246	237	2,087
Tools, furniture and fixtures	7,637	7,277	64,728
Land	40,004	31,024	339,021
Construction in progress	10,724	863	90,886

Intangible fixed assets	10,129	8,254	85,847
Utility rights	81	78	693
Software	9,403	8,160	79,689
Other intangible assets	644	15	5,463

Investments and miscellaneous assets	344,929	303,105	2,923,129
Investment securities	77,791	64,586	659,250
Securities and other investments in affiliated companies	295,490	270,407	2,504,160
Long-term loans receivable	1,115	3,430	9,450
Long-term prepaid expenses	815	885	6,913
Deferred income taxes—non-current	—	1,866	—
Other investments	4,486	4,527	38,023
Allowance for doubtful receivables	(5,074)	(4,945)	(43,000)
Allowance for loss on valuation of investments in unlisted companies	(29,697)	(37,653)	(251,669)

Total assets	¥920,942	¥831,611	$7,804,595

Notes:	1.	Yen figures of less than one million are omitted.
	2.	Accumulated depreciation of tangible fixed assets 2007: ¥299,864 million 2006: ¥300,816 million
	3.	The company adopted a New Accounting Standard for Presentation of Net Assets in the Balance Sheet and Related Implementation Guidance. Shareholders’ equity under the previous presentation method amounted to ¥529,069 million as of September 30, 2006.

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Liabilities and net assets (Shareholders’ equity)
Current liabilities:	¥319,704	¥234,850	$2,709,363
Trade notes payable	464	304	3,939
Trade accounts payable	161,192	125,673	1,366,042
Short-term debt	40,614	2,719	344,188
Current portion of bonds	20,000	35,000	169,491
Other accounts payable	35,522	28,871	301,040
Income taxes payable	15,209	7,754	128,895
Advances received	660	2,155	5,597
Deferred profit on installment sales	—	148	—
Accrued bonuses	5,495	5,985	46,567
Accrued bonuses for directors	185	—	1,567
Warranty reserve	7,322	7,422	62,050
Other current liabilities	33,037	18,815	279,981

Long-term liabilities:	72,051	106,682	610,605
Bonds	10,000	30,000	84,745
Long-term debt	35,008	60,622	296,681
Deferred income taxes—non-current	9,645	—	81,745
Liabilities for employee retirement benefits	15,883	14,537	134,603
Liabilities for director and corporate auditor retirement benefits	684	633	5,797
Other long-term liabilities	829	888	7,032

Total liabilities	391,756	341,533	3,319,969

Net assets:

Shareholders’ equity:	494,391	462,791	4,189,760
Common stock	70,120	70,120	594,242
Capital surplus	140,637	140,636	1,191,844
Additional paid-in capital	140,140	140,140	1,187,627
Other capital surplus	497	496	4,217
Retained earnings	287,010	256,021	2,432,292
Legal earnings reserve	18,036	18,036	152,854
Other retained earnings	268,973	237,984	2,279,437
Reserve for special depreciation	138	29	1,172
Reserve for advanced depreciation deduction	16,379	14,683	138,809
Reserve for special advanced depreciation account	—	2,585	—
General reserve	180,359	180,359	1,528,466
Retained earnings brought forward	72,096	40,326	610,989
Treasury stock	(3,377)	(3,987)	(28,619)
Difference of appreciation and conversion	34,528	27,287	292,617
Net unrealized gains(losses) on available-for-sale securities	34,678	27,287	293,882
Net deferred profits(losses) on hedges	(149)	—	(1,264)
Stock acquisition rights	265	—	2,248
Stock acquisition rights	265	—	2,248

Total net assets (shareholders’ equity)	529,185	490,078	4,484,625

Total liabilities and net assets (shareholders’ equity)	¥920,942	¥831,611	$7,804,595

Non-Consolidated Statements of Income and Unappropriated Retained Earnings

Komatsu Ltd.

For the six months ended September 30, 2006 and 2005, of fiscal 2007 and 2006, respectively

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Net sales	¥355,793	¥290,966	$3,015,198
Cost of sales	270,054	225,195	2,288,596
Deferred profit on installment sales	(34)	(199)	(290)

Gross profit	85,773	65,970	726,892
Selling, general and administrative expenses	46,772	43,483	396,374

Operating profit	39,001	22,487	330,518

Non-operating income:	10,808	8,437	91,596
Interest and dividend income	9,956	8,032	84,375
Other non-operating income	852	404	7,220

Non-operating expenses:	4,263	6,379	36,131
Interest expenses	567	761	4,809
Other non-operating expenses	3,695	5,618	31,321

Ordinary profit	45,546	24,544	385,983

Extraordinary income:	3,779	16,904	32,032
Gain on sale of land	19	—	164
Gain on sale of investment securities	0	361	0
Reversal of loss on valuation of investments in unlisted companies	3,760	16,542	31,867

Extraordinary losses:	109	5,039	931
Loss on sale of land	—	41	—
Loss on valuation of investment securities	109	—	931
Impairment loss	—	4,287	—
Expenditure for protection of natural environment	—	711	—

Income before income taxes	49,215	36,409	417,084
Income taxes:
Current	15,417	8,953	130,657
Deferred	3,073	13,307	26,043

Net income	30,725	14,148	260,383
Unappropriated retained earnings at the beginning of the period	—	26,178	—
Unappropriated retained earnings at the end of the period	—	¥40,326	—

Notes:	1.	Yen figures of less than one million are omitted.
	2.	Net income per share (using the average number of common shares outstanding, less treasury stocks.) 2007: ¥30.91 2006: ¥14.26
	3.	The company adopted a New Accounting Standard for Directors’ Bonus from for the six months ended September 30, 2006. The effect of adopting this accounting standard was to decrease operating profit, ordinary profit and income before income taxes by ¥185 million, respectively.
	4.	The company adopted a New Accounting Standard for Shared-Based payment and Related Implementation Guidance from for the six months ended September 30, 2006.
The effect of adopting this accounting standard was to decrease operating profit, ordinary profit and income before income taxes by ¥265 million, respectively.

Non-Consolidated Statement of Changes in Net Assets

Komatsu Ltd.

For the six months ended September 30, 2006, of fiscal 2007

	Millions of yen
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
						Other retained earnings
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal earnings reserve	Reserve for special depreciation	Reserve for advanced depreciation deduction	Reserve for special advanced depreciation account	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders’ equity
Balance of March 31, 2006	70,120	140,140	461	140,601	18,036	29	14,683	2,585	180,359	50,872	266,567	(3,502)	473,787
Changes in the term
Transfer to reserve for special depreciation				—		128				(128)	—		—
Reversal of reserve for special depreciation				—		(19)				19	—		—
Transfer to reserve for advanced depreciation deduction				—			2,884			(2,884)	—		—
Reversal of reserve for advanced depreciation deduction				—			(1,188)			1,188	—		—
Reversal of reserve for special advanced depreciation account				—				(2,585)		2,585	—		—
Dividends from surplus				—						(9,936)	(9,936)		(9,936)
Bonus of directors and corporate auditors				—						(346)	(346)		(346)
Net income				—						30,725	30,725		30,725
Purchase of treasury stock				—							—	(237)	(237)
Disposal of treasury stock			36	36							—	362	399
Net change of items other than shareholders’ equity				—							—		—

Total changes in the term	—	—	36	36	—	108	1,695	(2,585)	—	21,223	20,442	125	20,604

Balance of September 30, 2006	70,120	140,140	497	140,637	18,036	138	16,379	—	180,359	72,096	287,010	(3,377)	494,391

	Millions of yen
	Difference of appreciation and conversion			Stock acquisition rights	Total net assets
	Net unrealized gains (losses) on available-for-sale securities	Net deferred profits (losses) on hedges	Total difference of appreciation and conversion
Balance of March 31, 2006	37,435	—	37,435	—	511,222
Changes in the term
Transfer to reserve for special depreciation			—		—
Reversal of reserve for special depreciation			—		—
Transfer to reserve for advanced depreciation deduction			—		—
Reversal of reserve for advanced depreciation deduction			—		—
Reversal of reserve for special advanced depreciation account			—		—
Dividends from surplus			—		(9,936)
Bonus of directors and corporate auditors			—		(346)
Net income			—		30,725
Purchase of treasury stock			—		(237)
Disposal of treasury stock			—		399
Net change of items other than shareholders’ equity	(2,756)	(149)	(2,906)	265	(2,640)

Total changes in the term	(2,756)	(149)	(2,906)	265	17,963

Balance of September 30, 2006	34,678	(149)	34,528	265	529,185

Directors, Auditors and Officers

As of September 30, 2006

Board of Directors

Toshitaka Hagiwara

Chairman of the Board

Masahiro Sakane

President and Chief Executive Officer

Kunio Noji

Director and Senior Executive Officer

General Manager, KOMATSU Way Division

Supervising Construction & Mining Equipment Business, e-KOMATSU and KOMATSU Way

Kunihiko Komiyama

Director and Senior Executive Officer

President, Development Division and President, Engines & Hydraulics Business Division

Supervising R&D and Quality Assurance Operations

Masahiro Yoneyama

Director and Senior Executive Officer

Assistant to President & CEO

Representative of All China Operations

Yoshinori Komamura

Director and Senior Executive Officer

President, Construction & Mining Equipment Marketing Division

Supervising External Corporate and Legal Affairs

Yasuo Suzuki

Director and Senior Executive Officer

General Manager, Corporate Planning

Supervising Structural Reorganization, Environment, Electronics, Human Resources and Industrial Machinery Business

Toshio Morikawa

Director

Advisor, Sumitomo Mitsui Banking Corporation

Hajime Sasaki

Director

Chairman of the Board, NEC Corporation

Morio Ikeda

Director

Advisor, Shiseido Company, Limited

Corporate Auditors

Makoto Nakamura

Corporate Auditor (Full time)

Masafumi Kanemoto

Corporate Auditor (Full time)

Masahiro Yoshiike

Outside Corporate Auditor

Chairman, Taiyo Life Insurance Company

Takaharu Dohi

Corporate Auditor

Makoto Okitsu

Outside Corporate Auditor

Chairman, Teijin Limited

Executive Officers

Susumu Isoda

Senior Executive Officer

President, Production Division

Shigeki Fujimori

Senior Executive Officer

President, Defense Systems Division

Munenori Nakao

Senior Executive Officer

Supervising Compliance, CSR, General Affairs, Corporate Communications and Investor Relations

Kenji Kinoshita

Senior Executive Officer

Chief Financial Officer

Supervising Audit

Mamoru Hironaka

Executive Officer

Vice President, Construction & Mining Equipment Marketing Division

President, Product Support Division

Masao Fuchigami

Executive Officer

President, Research Division

Taizo Kayata

Executive Officer

President, Overseas Marketing, Construction & Mining Equipment Marketing Division

Masaji Kitamura

Executive Officer

President, Construction & Mining Equipment Strategy Division

Nobukazu Kotake

Executive Officer

Vice President, Development Division

General Manager, Product Planning

Yasuki Sato

Executive Officer

Mooka Plant Manager, Production Division

Susumu Yamanaka

Executive Officer

President, Japanese Marketing, Construction & Mining Equipment Marketing Division

Masakatsu Hioki

Executive Officer

General Manager, Human Resources Supervising Safety

Koji Yamada

Executive Officer

President, Industrial Machinery Division

Tetsuro Kajiya

Executive Officer

President, Procurement Division

Nobuki Hasegawa

Executive Officer

General Manager, Construction Equipment Technical Center 2, Development Division

Mikio Fujitsuka

Executive Officer

Deputy General Manager, Corporate Planning

Ichiro Sasaki

Executive Officer

Osaka Plant Manager, Production Division

Fujitoshi Takamura

Executive Officer

General Manager, Construction Equipment Technical Center 1, Development Division

Yoshisada Takahashi

Executive Officer

Awazu Plant Manager, Production Division

Corporate Information

As of September 30, 2006

General

Head Office:

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Date of Establishment:

May 13, 1921

Common Stock Outstanding:

Consolidated:         ¥67,870 million (US$575 million)

Non-consolidated:  ¥70,120 million (US$594 million)

Number of Employees:

Consolidated: 35,666   Non-consolidated: 6,177

Stock Related

Business Year:

The one (1) year period fom April 1 of each year to March 31 of the following year

Ordinary General Meeting of Shareholders:

June

Record Date:

For Voting Rights at the Ordinary General Meeting of Shareholders: March 31

For Year End Dividends: March 31

For Interim Dividends: September 30

Transfer Agent:

Mitsubishi UFJ Trust and Banking Corporation

1-4-5, Marunouchi, Chiyoda-ku,

Tokyo 100-8212, Japan

Depositaries

ADRs:	Depositary Receipts Services, Citibank, N.A.,

    388 Greenwich Street, 14th Floor, New York,

    NY 10013, U.S.A.

Stock Information

As of September 30, 2006

Total Number of Shares Issued and Outstanding:

998,744,060 shares

One Unit (tangen) of Shares:

100

Effective August 1, 2006, Komatsu changed the number of shares per stock trading unit from 1,000 to 100 shares.

Number of Shareholders:

103,401

Breakdown of Shareholders

Tokyo Stock Price Range

Cautionary Statement

This Semi-Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Semi-Annual Report, and Komatsu assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

For further information, please contact:

Komatsu Ltd.

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku

Tokyo 107-8414, Japan

http://www.komatsu.com/